3303 Monte Villa Parkway, Suite 310 Bothell, WA 98021 USA T: 425-402-1400 F: 425-402-1433 www.BioLifeSolutions.com

October 8, 2007	Via EDGAR and Overnight Mail

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  BioLife Solutions, Inc. (File No. 000-18170)

Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Cascio:

On behalf of BioLife Solutions, Inc., (“BioLife” or the “Company”), set forth below are BioLife’s responses to the comments set forth in your letter dated September 28, 2007 relating to BioLife’s Form 10-K for the fiscal year ended December 31, 2006.  Each comment from that letter is set forth below in italics and is followed immediately by BioLife’s response.

Form 10-K for the Year Ended December 31, 2006

Note 3. Inventories, page F-9

1.

We note the gain on the insurance recovery recorded in fiscal 2006 and the (loss) gain on disposal of property and equipment recorded each period.  Please tell us why these gains and (losses) were not included in income from operations and why the assets sold or the assets related to the insurance claim do not relate to your operating activities.  See paragraph 46 SFAS 144 and Question 2 of SAB Topic 5.P.

The Company recorded a $406,387 gain on insurance recovery in the quarter ended December 31, 2006, related to inventory and equipment lost due to flood damage.  Of the total gain, approximately 97% or $394,674 was related to inventory, with the balance of $11,713 attributable to equipment.  Based on the Company’s inventory shelf-life criteria in place at the time, the Company had previously written-off the value of the damaged inventory pursuant to the Company’s policy.  However, it was possible that the product was still viable and could theoretically have been sold if relabeled and tested in accordance with BioLife’s relabeling policy, and if demand for the product had arisen.  Based on this the insurance company agreed to reimburse BioLife for the lost product.  Given that the insurance recovery was applicable to product that had been previously written-off; the Company does not consider that the gain was related to the normal operating activities.  With respect to the portion of the insurance recovery that relates to the equipment lost, the Company concurs that pursuant to paragraph 46 of SFAS 144, the correct accounting treatment would have been to include it in income from operations and will ensure that any future transactions of this type are accounted for in this manner.

Note 6.  Stockholder’s equity, page F-11

2.

We reference the discussion of the plan to raise additional capital from the holders of warrants and stock options at a reduced price of $.04 per share.  Please tell us whether you adjusted the price of the warrants and stock options and how you accounted for any such adjustment.

As part of a plan to raise additional capital the Company did reduce the price of all outstanding options and warrants which were exercised by May 1, 2006 to $.04 per share.  This reduction in price was accounted for as a modification in accordance with paragraph 51 of SFAS 123R.  The Company recorded a $147,089 charge in order to reflect the incremental cost of the modified options and warrants in the quarter ending June 30, 2006.

Warrants, page F-14

3.

Please tell us and disclose in future filings how you are accounting for warrants issued to employees or consultants for compensation.

The Company accounts for warrants issued to employees or consultants for compensation in accordance with SFAS 123R.  As no warrants have been issued since 2003, the Company has not made any disclosures in this regard.  However, the Staff’s comment is noted and the Company will include disclosure in future filings to be consistent with the foregoing.

In accordance with the request in your letter, the Company acknowledges that a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and, c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at 425-402-1400.

Very truly yours,

/s/ Mike Rice
Mike Rice
Chief Executive Officer and Chief Financial Officer